Exhibit 99.1

Tekmira Intellectual Property Portfolio Expands with Granting of Key

Patents Covering LNP Manufacturing and Mitigation of

siRNA Immune Stimulation

For immediate release:	November 22, 2010

Vancouver, BC — Tekmira Pharmaceuticals Corporation (TSX: TKM, Nasdaq: TKMR), a leading developer of RNA interference (RNAi) therapeutics, announced today that the United States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) have issued key patents covering elements of Tekmira’s leading lipid nanoparticle (LNP) technology, which is used to deliver nucleic acid therapeutics, including small interfering RNA (siRNA).

The EPO has granted claims (European Patent No. 1 519 714 B1) covering Tekmira’s proprietary manufacturing process and apparatus for the production of lipid nanoparticles. Tekmira’s manufacturing process is a proprietary method that is robust, scalable and highly reproducible. This process has been reviewed by multiple international regulatory agencies for the production of LNPs used in several ongoing human clinical trials. Tekmira generates revenue by providing manufacturing services to its collaboration partners, including Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), Bristol-Myers Squibb, Takeda, the United States Government’s Transformational Medical Technologies program and other undisclosed pharmaceutical and biotechnology companies.

The USPTO has granted claims (U.S. Patent No. 7,807,815) covering the identification and modification of siRNA sequence motifs responsible for immune stimulation. This case is the first in a series of Tekmira patent filings covering methods of mitigating siRNA immune stimulation through chemical modification. This intellectual property is based on research by Tekmira scientists on the sequence-dependent stimulation of the innate immune response by nucleic acids, including siRNA.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “These patents cover important elements of our LNP technology, which is recognized as the gold standard in the systemic delivery of siRNA, and further strengthens our dominant position in nucleic acid delivery. The patents cover our proprietary manufacturing process, which supports our ability to advance our own drug development pipeline while also supporting our partners as they advance their programs. In all, these patents increase the depth, breadth and strength of Tekmira’s intellectual property foundation, ensuring the company is well positioned to secure new research collaborations and business relationships, grow and diversify its sources of revenue, and create and deliver value for shareholders.”

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees; and Tekmira’s expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology and the dominant position of Tekmira’s technology in the field of nucleic acid delivery; the use of LNP technology by Tekmira’s development partners and licensees; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in nucleic acid and RNAi delivery technology that Tekmira is not aware of; anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira’s internal development programs and the programs of its partners and licensees will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Short Form Base Shelf Prospectus dated November 4, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca